GLOBEX

Globex Mining Enterprises Inc.

SUPPL

PRESS RELEASE

Ref.: File no. 82-4025

"At Home in North America"

RECEIVED 18,338,074 shares issued and outstanding

2009 FEB 25 P 1:16

February 17, 2009

GLOBEX ACQUIRES LEIPSIGATE GOLD DISTRICT, NOVA SCOTIA

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International PremierQX) is pleased to inform shareholders that it has acquired 100% interest in most of the Leipsigate Gold District in Lunenberg County, Nova Scotia.

The property covers an area of 2,168 hectares and includes numerous narrow gold zones and at least 7 historic shafts, the deepest of which reached a depth of approximately 100 metres.

One of the important gold bearing structures on the property is the "Main Fissure Vein" which has been traced and projected to be in excess of 9,000 metres in length, the southwestern extension of which has not been explored due to overburden cover.

Numerous small gold bodies, with high grade assays greater than one half ounce per tonne gold, are reported by previous property owners.

An evaluation by W.A. MacPherson in April 1984 for Coxheath Gold Holdings Limited and reported in Coxheath's 1986 Annual Report states the following : "The MacPherson Evaluation described previously, also gives an inferred mineral reserve on the Main Fissure Vein of 423,265 tonnes grading 11.7 gram per tonne gold between the MicMac and Gilmor-Queen shaft to the 300 metre level. Dr. Riddell, in an internal report, labelled Evaluation of the Leipsigate Property dated November 1983, estimated the potential mineral reserves in the same block to be 612,000 tonnes grading 13.7 to 17.1 grams per tonne gold. Dr. Riddell further indicates the possibility of enrichment and widening of the gold bearing zones occurring where the Main Fissure Vein intersects the numerous bedded veins and angular known to exist on the property."

Globex qualified personnel do not classify the historical estimate projection as current mineral resources or reserves and Globex is not treating the historical estimate as current mineral resources or reserves. The historical estimate should not be relied upon.

PROCESSED
MAR 05 2009

The Main Fissure Vein is just one of many gold bearing veins known on the property.

THOMSON REUTERS

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

[redacted]

09045453

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

dlw 2/27

Forward Looking Statements

END